UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZIPREALTY, INC.

(Name of Subject Company — Issuer)

HONEYCOMB ACQUISITION, INC.

REALOGY GROUP LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number of Class of Securities)

Marilyn J. Wasser

Executive Vice President and

General Counsel

Realogy Group LLC

175 Park Avenue

Madison, NJ 07940

(973) 407-5370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,174,086.15	$21,403.22

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) 21,832,783 shares of common stock of ZipRealty, Inc. (“ZipRealty”), par value 0.001 per share (the “Shares”), multiplied by the offer price of $6.75 per Share and (ii) 5,095,610 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.75 per Share, multiplied by $3.69, which is the offer price of $6.75 per Share minus the weighted average exercise price for such options of $3.06 per Share. The calculation of the transaction value is based on information provided by ZipRealty as of July 14, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Honeycomb Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned indirect subsidiary of Realogy Group LLC (“Realogy”), to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of ZipRealty, Inc. (“ZipRealty”), for $6.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy, Purchaser and ZipRealty (the “Merger Agreement”), a copy of which is attached hereto as Exhibit (d)(1) and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is ZipRealty, Inc., a Delaware corporation. ZipRealty’s principal executive offices are located at 2000 Powell Street, Suite 300, Emeryville CA 94608. ZipRealty’s telephone number at such address is (510) 735-2600.

(b) This Schedule TO relates to all of the outstanding Shares. ZipRealty has advised Purchaser and Realogy that, as of the close of business, on July 14, 2014, the most recent practicable date, there were an aggregate of (i) 21,832,783 Shares issued and outstanding, (ii) 5,265,368 Shares underlying outstanding and unexercised stock options, (iii) 0 Shares subject to forfeiture restrictions, repurchase rights or other restrictions under ZipRealty’s stock option plans and (iv) 0 Shares underlying outstanding and unsettled restricted stock units (including time-vesting and performance-vesting restricted stock units).

(c) The information set forth in Section 6 — “Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by Purchaser and Realogy. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Realogy” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9 — “Certain Information Concerning Purchaser and Realogy,” Section 11 — “Contacts and Transactions with ZipRealty; Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for ZipRealty; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 12 — “Purpose of the Offer; Plans for ZipRealty; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interests in Securities of the Subject Company.

The information set forth in Section 9 — “Certain Information Concerning Purchaser and Realogy,” Section 12 — “Purpose of the Offer; Plans for ZipRealty; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 11 — “Contacts and Transactions with ZipRealty; Background of the Offer” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Realogy, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) ZipRealty or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 1 — “Terms of the Offer,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 13 — “The Transaction Documents,” Section 15 — “ Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 16, 2014

(a)(1)(B)	Letter of Transmittal

Exhibit No.	Description

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the New York Times on July 16, 2014

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Realogy Holdings Corp. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.2 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)

(a)(5)(B)	Investor Script of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.1 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)

(a)(5)(C)	Investor Presentation of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.2 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)

(a)(5)(D)	Investor Questions and Answers of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.1 to Realogy Group LLC’s Schedule TO-C filed on July 16, 2014)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc. (incorporated by reference from Exhibit 2.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)

(d)(2)	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty, Inc. and certain stockholders of ZipRealty, Inc. (incorporated by reference from Exhibit 99.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Honeycomb Acquisition, Inc.

By:	/s/ Anthony E. Hull

	Name:	Anthony E. Hull
	Title:	Executive Vice President and Treasurer

Realogy Group LLC

By:	/s/ Anthony E. Hull

	Name:	Anthony E. Hull
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Date:     July 16, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 16, 2014

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the New York Times on July 16, 2014

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Realogy Holdings Corp. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.2 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)

(a)(5)(B)	Investor Script of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.1 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)

(a)(5)(C)	Investor Presentation of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.2 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)

(a)(5)(D)	Investor Questions and Answers of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.1 to Realogy Group LLC’s Schedule TO-C filed on July 16, 2014)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc. (incorporated by reference from Exhibit 2.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)

(d)(2)	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty, Inc. and certain stockholders of ZipRealty, Inc. (incorporated by reference from Exhibit 99.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)

(g)	Not applicable

(h)	Not applicable